UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

First PacTrust Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

33589V 10 1

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NEXT PAGE

CUSIP NO. 33589V 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only) First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan IRS I.D. No. 04-3639825
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF	5	SOLE VOTING POWER
SHARES		336,560
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		131,951
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		468,511
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,511
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON EP

NEXT PAGE

CUSIP NO. 33589V 10 1

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON National Trust Management Services, Inc. IRS I.D. No. 54-1801987
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF	5	SOLE VOTING POWER
SHARES		336,560
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		131,951
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		468,511
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,511
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON* CO

NEXT PAGE

ITEM 1(a)	Name of Issuer: First PacTrust Bancorp, Inc. (the "Corporation")
ITEM 1(b)	Address of Issuer's Principal Executive Officers: 610 Bay Boulevard, Chula Vista, California 91910
ITEM 2(a)	Names of Persons Filing:

First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan (the "ESOP").

James P. Sheehy is the trustee of the 401(k) and profit sharing portion of the ESOP. National Trust Management Services, Inc. is the trustee of the employee stock ownership portion of the ESOP. The Trustee may also be deemed to beneficially own the shares held by the ESOP.

ITEM 2(b)	Address of Principal Business Office:

The business address of the ESOP is:

610 Bay Boulevard, Chula Vista, California 91910

The business address of the Trustee is:

610 Bay Boulevard, Chula Vista, California 91910

ITEM 2(c)	Citizenship: The Trustee is incorporated under the laws of the Commonwealth of Virginia.
ITEM 2(d)	Title of Class of Securities: Common stock, par value $.01 per share (the "Common Stock").
ITEM 2(e)	CUSIP Number: 33589V 10 1
ITEM 3	If this statement is filed pursuant to Section 240.13d-2(b) or (c), check whether the person filing is:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[X]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

NEXT PAGE

ITEM 4	Ownership:

The ESOP holds an aggregate of 468,511 shares of Common Stock (9.3% of the outstanding shares). The ESOP has sole voting power with respect to shares held by it which have not been allocated to participant accounts, shared voting power with respect to shares held by it which have been allocated to participant accounts and sole dispositive power with respect to all shares (allocated and unallocated) held by the ESOP.

The Trustees may be deemed to beneficially own the 468,511 shares held by the ESOP. However, the Trustees expressly disclaim beneficial ownership of all of such shares. Other than the shares held by the ESOP, the Trustees do not beneficially own any shares of Common Stock.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustees as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustees are required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

ITEM 5	Ownership of Five Percent or Less of a Class: Not Applicable.
ITEM 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
ITEM 8	Identification and Classification of Members of the Group: Not Applicable.
ITEM 9	Notice of Dissolution of Group: Not Applicable.

NEXT PAGE

ITEM 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST PACTRUST BANCORP, INC. 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN By: National Trust Management Services, Inc., as Trustee
Date: February 12, 2004	By: /s/ Lawrence J. Eisenberg Name: Lawrence J. Eisenberg Title: Vice President
NATIONAL TRUST MANAGEMENT SERVICES, INC., AS TRUSTEE
Date: February 12, 2004	By: /s/ Lawrence J. Eisenberg Name: Lawrence J. Eisenberg Title: Vice President

NEXT PAGE

February 12, 2004

First PacTrust Bancorp, Inc.
Employee Stock Ownership Plan
610 Bay Boulevard
Chula Vista, California 91910

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

NATIONAL TRUST MANAGEMENT SERVICES, INC. AS TRUSTEE

By: /s/ Lawrence J. Eisenberg Name: Lawrence J. Eisenberg Title: Vice President

FIRST PACTRUST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By: NATIONAL TRUST MANAGEMENT SERVICES, INC. AS TRUSTEE

By: /s/ Lawrence J. Eisenberg Name: Lawrence J. Eisenberg Title: Vice President